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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2812	RFENYES@STBLAW.COM

November 7, 2014

Re:                                  PRA Health Sciences, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed November 7, 2014

File No. 333-198644

CIK No. 0001613859

VIA EDGAR

John Reynolds

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C.  20549

Ladies and Gentlemen:

On behalf of PRA Health Sciences, Inc., we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 5  to the above-referenced registration statement on Form S-1 (as amended, the “Registration Statement”).

The Registration Statement includes additional disclosure relating to cash collections on pages 78 and 79 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Cash Collections”, as discussed with the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”) on November 4, 2014, and changes on pages 45 and 46 in “Dilution”, as discussed with the Staff on November 5, 2014. Additionally, we note that Amendment No. 3 to the Registration Statement, filed October 29, 2014, contained expanded disclosure in the discussion of service revenue in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in response to a discussion with the Staff on October 9, 2014.

Please do not hesitate to contact me at (212) 455-2812 with any questions you may have regarding this filing.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes

cc:	Securities and Exchange Commission
David Link
Nasreen Mohammad
Steve Lo